Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,
	2013	2012
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(31,506)	$(42,810)
Additions:
Income tax expense (benefit)	(12,523)	3,807
Noncontrolling interest in income of consolidated subsidiaries	2,500	3,307
Fixed charges, as shown below	84,842	28,505
Distributions received from equity-method investees	3,096	166
	77,915	35,785
Subtractions:
Equity in income (loss) of investees	123	306
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	123	306

Earnings as adjusted	$46,286	$(7,331)
Fixed charges:
Interest on indebtedness, expensed or capitalized	72,088	21,697
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	6,303	1,129
Interest within rent expense	6,451	5,679
Total fixed charges	$84,842	$28,505
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$38,556	35,836